Exhibit 99.1

Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102
“Continuous Disclosure Obligations”

Item 1	Names of the Parties to the Transaction

Neovasc Inc. (“Neovasc”)

Shockwave Medical, Inc. (“Shockwave”)

Item 2	Description of the Transaction

On April 11, 2023, Shockwave completed its acquisition of Neovasc by way of a statutory plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, Shockwave has acquired all of the outstanding common shares of Neovasc (the “Common Shares”) for US$27.25 per share in cash. Consideration for the purchased Common Shares has been paid to Computershare Investor Services Inc. as depositary under the Arrangement and will be provided to former shareholders of Neovasc (the “Shareholders”) as soon as reasonably practicable after the date hereof, in accordance with the terms of the arrangement agreement between Neovasc and Shockwave and subject to the ruling by the Israel Tax Authority issued in connection with the Arrangement, as further described in the news release dated April 11, 2023. In addition, the Shareholders will also receive a potential deferred payment in the form of a non-tradeable contingent value right entitling the Shareholders to receive up to an additional US$12.00 per Common Share in cash if certain regulatory milestones are achieved within specified timeframes.

The Arrangement was approved by the Shareholders at a special meeting held on March 6, 2023. Final approval for the Arrangement was obtained from the Supreme Court of British Columbia on March 9, 2023.

As a result of the completion of the Arrangement, the Common Shares will be delisted from the Toronto Stock Exchange. Neovasc has also requested that the Nasdaq Stock Market LLC (“Nasdaq”) file a delisting application on Form 25 to report the delisting of the Common Shares of Neovasc from Nasdaq.

Item 3	Effective Date of the Transaction

April 11, 2023.

Item 4	Names of Each Party, if any, that Ceased to Be a Reporting Issuer Subsequent to the Transaction and of each continuing entity

Following closing of the Arrangement, Neovasc became a wholly-owned subsidiary of Shockwave. An application will be made for Neovasc to cease to be a reporting issuer in the applicable Canadian jurisdictions as a result of the completion of the Arrangement. Neovasc expects to terminate the registration of its Common Shares under the U.S. Securities Exchange Act of 1934, as amended, approximately 10 days after the closing of the Arrangement.

Item 5	Date of Reporting Issuer’s first financial year-end subsequent to the transaction

Not applicable.

Item 6	Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction

Not applicable.

Item 7	Documents Filed under this Instrument that Described the Transaction and Where those Documents can be Found in Electronic Format

Further information regarding the Arrangement is contained in the management information circular prepared by Neovasc filed on February 10, 2023 in connection with the special meeting of Shareholders held on March 6, 2023. The management information circular, the Articles of Arrangement, and related documents have been filed on SEDAR and are available under Neovasc’s profile at www.sedar.com.

DATED April 12, 2023